UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-05017			Date examination completed: March 31, 2026

2. State identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO

3. Exact name of investment company as specified in registration statement: Ivy Variable Insurance Portfolios

4. Address of principal executive office (number, street, city, state, zip code): 100 Independence, 610 Market Street Philadelphia, PA 19106-2354

Report of Independent Accountants

To the Board of Trustees of Ivy Variable Insurance Portfolios

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the series listed in Appendix A (eight of the series constituting Ivy Variable Insurance Portfolios, hereafter collectively referred to as the “Series”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) (the “specified requirements”) as of December 31, 2025. The Series’ management is responsible for its assertion and the Series’ compliance with the specified requirements. Our responsibility is to express an opinion on management's assertion about the Series’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated in all material respects. The nature, timing and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of December 31, 2025, and with respect to agreement of security purchases and sales or maturities, for the period from July 15, 2025 (the date of our last examination), through December 31, 2025:

  Confirmation of all securities held with the sub-transfer agent
  Reconciliation of all such securities to the books and records of the Series and sub-transfer agent
  Agreement of security purchases and security sales since our last report from the books and records of the Series to the related trade tickets and sub-transfer agent record report, as reflected in the table below:

Series	Security Purchases	Security Sales
Nomura VIP Pathfinder Moderate - Managed Volatility Series	5	16
Nomura VIP Pathfinder Moderately Aggressive - Managed Volatility Series	5	16
Nomura VIP Pathfinder Moderately Conservative - Managed Volatility Series	5	16
Nomura VIP Pathfinder Aggressive Series	3	16
Nomura VIP Pathfinder Conservative Series	5	16
Nomura VIP Pathfinder Moderate Series	3	16
Nomura VIP Pathfinder Moderately Aggressive Series	3	16
Nomura VIP Pathfinder Moderately Conservative Series	3	16

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1800, 2001 Market Street, Philadelphia, PA 19103-7042 T: (267) 330 3000, www.pwc.us

Our examination does not provide a legal determination on the Series’ compliance with the specified requirements.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements related to the engagement.

In our opinion, management's assertion that the Series complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2025 with respect to securities reflected in the investment accounts of the Series is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of Ivy Variable Insurance Portfolios and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
March 31, 2026

Appendix A

Series April 30, 2024 to November 30, 2025	Series Effective December 1, 2025
Macquarie VIP Pathfinder Moderate - Managed Volatility Series	Nomura VIP Pathfinder Moderate - Managed Volatility Series
Macquarie VIP Pathfinder Moderately Aggressive - Managed Volatility Series	Nomura VIP Pathfinder Moderately Aggressive - Managed Volatility Series
Macquarie VIP Pathfinder Moderately Conservative - Managed Volatility Series	Nomura VIP Pathfinder Moderately Conservative - Managed Volatility Series
Macquarie VIP Pathfinder Aggressive Series	Nomura VIP Pathfinder Aggressive Series
Macquarie VIP Pathfinder Conservative Series	Nomura VIP Pathfinder Conservative Series
Macquarie VIP Pathfinder Moderate Series	Nomura VIP Pathfinder Moderate Series
Macquarie VIP Pathfinder Moderately Aggressive Series	Nomura VIP Pathfinder Moderately Aggressive Series
Macquarie VIP Pathfinder Moderately Conservative Series	Nomura VIP Pathfinder Moderately Conservative Series

Management Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940

We, as members of management of eight of the series constituting Ivy Variable Insurance Portfolios listed in Appendix A (the “Series”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Series’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2025, and for the periods indicated in Appendix A.

Based on this evaluation, we assert that the Series were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2025, and for the periods indicated in Appendix A, with respect to securities reflected in the investment account of the Series.

Ivy Variable Insurance Portfolios

By:

/s/RICHARD SALUS

Richard Salus
Senior Vice President and Chief Financial Officer
Date March 31, 2026

/s/DANIEL V. GEATENS

Daniel V. Geatens
Senior Vice President and Treasurer
Date March 31, 2026